UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company (Issuer))

WOK ACQUISITION CORP.

WOK PARENT LLC

WOK HOLDINGS INC.

(Name of Filing Persons (Offerors))

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

CENTERBRIDGE ASSOCIATES II, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, New York 10152

Telephone: (212) 672-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael E. Lubowitz, Esq.

Douglas P. Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,107,651,252	$126,937

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 21,283,548 shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s”) outstanding multiplied by the offer price of $51.50 per share, (ii) 737,592 shares of common stock, par value $0.001 per share, of P.F. Chang’s, issuable pursuant to outstanding options with an exercise price less than the offer price of $51.50 per share, multiplied by the offer price of $51.50 per share minus the weighted average exercise price for such options of $38.95 per share and (iii) 44,500 outstanding restricted stock units, multiplied by the offer price of $51.50 per share. The calculation of the filing fee is based on information provided by P.F. Chang’s as of May 4, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $126,937.00	Filing Party: Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P.

Form of Registration No.: Schedule TO	Date Filed: May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012, as amended by Amendment No. 1 filed on May 21, 2012, Amendment No. 2 filed on May 22, 2012, Amendment No. 3 filed on May 25, 2012, Amendment No. 4 filed on June 1, 2012, Amendment No. 5 filed on June 4, 2012, Amendment No. 6 filed on June 8, 2012, Amendment No. 7 filed on June 14, 2012 and Amendment No. 8 filed on June 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 each initially filed with the SEC by P.F. Chang’s on May 15, 2012 contain important information about the Offer, all of which should be read carefully by P.F. Chang’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, as amended by Amendment No. 1 thereto dated as of June 22, 2012, by and among Parent, Purchaser and P.F. Chang’s.

Documentation relating to the Offer has been mailed to stockholders of P.F. Chang’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 300-8594.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

“On June 22, 2012, Parent, Purchaser and P.F. Chang’s entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”).

The Merger Agreement Amendment provides that the Financing Proceeds Condition is deleted. The Merger Agreement Amendment also provides that (i) Purchaser will have the right in its sole discretion to extend the Offer for one or more periods, in increments of up to ten (10) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and P.F. Chang’s may mutually agree) and (ii) if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, but the debt financing has not been received by Purchaser or Parent or would not be received by Purchaser or Parent in accordance with the terms thereof at the Offer Closing (as defined below) or the closing of the Merger (the “Merger Closing”), as applicable, and the Acceptance Time has not occurred and neither Purchaser nor Parent has exercised the right to extend (or re-extend) the Offer in accordance with clause (i) above prior to such time as required by applicable law, P.F. Chang’s will have the right to require Purchaser to extend the Offer beyond the Expiration Date if the Proxy Statement Clearance Date has not occurred prior to such Expiration Date. The Merger Agreement Amendment also provides that if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, and the debt financing has been received by Purchaser or Parent or would be received by Purchaser or Parent in accordance with the terms thereof at the Offer Closing or the Merger Closing, as applicable, Purchaser or Parent will only have a one-time right to extend the Offer pursuant to clause (i) above and such extension will be for a period of not less than five (5) business days. In no event, however, will Purchaser be required to extend the Offer beyond the Outside Date or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date.”

Amending and restating in its entirety the first sentence of the second paragraph of the cover page of the Offer to Purchase as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012, as amended on June 22, 2012 (as so amended and as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s.”

Amending and restating in its entirety the first sentence of the third paragraph of the cover page of the Offer to Purchase as follows:

“The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition and (ii) the HSR Condition.”

Amending and restating the second sentence of the first paragraph under the fifth question of the Summary Term Sheet entitled “Is there an agreement governing the Offer?” as follows:

“Parent, Purchaser and P.F. Chang’s have entered into an Agreement and Plan of Merger, dated as of May 1, 2012, as amended on June 22, 2012 (as so amended and as it may be further amended from time to time, the “Merger Agreement”).”

Adding text after the last sentence of the first paragraph under the ninth question of the Summary Term Sheet entitled “Can the Offer be extended and under what circumstances?” as follows:

“In addition, (i) we have the right in our sole discretion to extend the Offer for one or more periods, in increments of up to ten (10) business days (the precise length of which is in Parent’s sole discretion) and (ii) if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, but the debt financing described in this Offer to Purchase has not been received by us or would not be received by us in accordance with the terms thereof at the Offer Closing (as defined below) or the closing of the Merger, as applicable, and the time of acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) has not occurred and neither we nor Parent have exercised the right to extend the Offer in accordance with clause (i) above prior to such time as required by applicable law, P.F. Chang’s will have the right to require us to extend the Offer beyond the Expiration Date if the Proxy Statement Clearance Date has not occurred prior to such Expiration Date. The Merger Agreement Amendment also provides that if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, and the debt financing has been received by us or would be received by us in accordance with the terms thereof at the Offer Closing or the closing of the Merger, as applicable, we will only have a one-time right to extend the Offer pursuant to clause (i) above, for a period of not less than five (5) business days, and, further, that we are not required to extend the Offer beyond the Outside Date or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date.”

Deleting in its entirety the third bullet point under the eleventh question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer?”

Amending and restating the first sentence of the second paragraph of the Introduction as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012, as amended on June 22, 2012 (as so amended and as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s.”

Amending and restating in its entirety the first sentence of the sixth paragraph of the Introduction as follows:

“The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the HSR Condition (as described below).”

Deleting in its entirety the third sentence of the sixth paragraph of the Introduction.

Adding text before the last sentence of the fourth paragraph in Section 1 of the Offer to Purchase entitled “Terms of the Offer” as follows:

“In addition, (i) we have the right in our sole discretion to extend the Offer for one or more periods, in increments of up to ten (10) business days (the precise length of which is in Parent’s sole discretion) and (ii) if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, but the debt financing described in this Offer to Purchase has not been received by us or would not be received by us in accordance with the terms thereof at the Offer Closing (as defined below) or the closing of the Merger, as applicable, and the Acceptance Time (as defined in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – The Offer”) has not occurred and neither we nor Parent have exercised the right to extend the Offer in accordance with clause (i) above prior to such time as required by applicable law, P.F. Chang’s will have the right to require us to extend the Offer beyond the Expiration Date if the Proxy Statement Clearance Date has not occurred prior to such Expiration Date. The Merger Agreement Amendment also provides that if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, and the debt financing has been received by us or would be received by us in accordance with the terms thereof at the Offer Closing or the closing of the Merger, as applicable, we will only have a one-time right to extend the Offer pursuant to clause (i) above, for a period of not less than five (5) business days, and, further, that we are not required to extend the Offer beyond the Outside Date or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date.”

Adding text before the last sentence of the second paragraph in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements – Merger Agreement – Extension of the Offer/Subsequent Offering Period” as follows:

“In addition, the Merger Agreement Amendment provides that (i) Purchaser has the right in its sole discretion to extend (or re-extend) the Offer and the Expiration Date for one or more periods, in increments of up to ten (10) business days each, the length of which is in Parent’s sole discretion (or such longer period as Parent and P.F. Chang’s may mutually agree) and (ii) if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, but the debt financing has not been received by Purchaser or Parent or would not be received by Purchaser or Parent in accordance with the terms thereof at the Offer Closing (as defined below) or the closing of the Merger (the “Merger Closing”), as applicable, and the Acceptance Time has not occurred and neither Purchaser nor Parent has exercised the right to extend (or re-extend) the Offer in accordance with clause (i) above prior to such time as required by applicable law, P.F. Chang’s will have the right to require Purchaser to extend the Offer beyond the Expiration Date if the Proxy Statement Clearance Date has not occurred prior to such Expiration Date. The Merger Agreement Amendment also provides that if, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, and the debt financing has been received by Purchaser or Parent or would be received by Purchaser or Parent in accordance with the terms thereof at the Offer Closing or the Merger Closing, as applicable, Purchaser or Parent will only have a one-time right to extend the Offer pursuant to clause (i) above and such extension will be for a period of not less than five (5) business days. In no event, however, will Purchaser be required to extend the Offer beyond the Outside Date or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date.”

Deleting in its entirety clause (c) of Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer.”

Deleting all references regarding the Financing Proceeds Condition set forth in the Offer to Purchase.

Amending and restating in its entirety the last sentence of the first paragraph of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” as follows:

“On May 21, 2012, plaintiff filed an amended complaint to include, among other allegations, allegations that the members of the P.F. Chang’s Board breached their fiduciary duties on the grounds that the Proxy Statement and the Schedule 14D-9 purportedly omitted material information and misstated other information. On May 29, 2012, plaintiff filed a Motion for Limited Expedited Discovery, seeking a court order requiring P.F. Chang’s and the other defendants to produce certain documents and make certain witnesses available for depositions on an expedited basis. On June 7, 2012, P.F. Chang’s and the other defendants filed oppositions to plaintiff’s Motion for Limited Expedited Discovery. On June 7, 2012, plaintiff filed an Ex Parte Application for a Temporary Restraining Order seeking an order from the court enjoining the closing of the Offer, which plaintiff withdrew on June 8, 2012. On June 8, 2012, the court held oral argument on plaintiff’s Motion for Limited Expedited Discovery. On June 20, 2012, the court entered an order denying plaintiff’s Motion for Limited Expedited Discovery finding, among other things, that plaintiff failed to show the claims are sufficiently colorable or that there is a sufficient possibility of irreparable injury to him to warrant the substantial burden imposed on the defendants, the public and the court by expedited discovery.”

Amending and restating in its entirety the last sentence of the second paragraph of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” as follows:

“On May 17, 2012, the plaintiff in the Jeanty action filed an amended complaint to include, among other allegations, allegations that the members of the P.F. Chang’s Board breached their fiduciary duties on the grounds that the Proxy Statement and the Schedule 14D-9 purportedly omitted material information and misstated other information.”

Amending and restating in its entirety the third sentence of the third paragraph of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” as follows:

“The complaint alleges that the members of the P.F. Chang’s Board breached their fiduciary duties to the stockholders of P.F. Chang’s by, among other things, agreeing to sell P.F. Chang’s to Centerbridge Partners for an inadequate price and pursuant to an unfair process, omitting material information and misstating other information in the Proxy Statement and the Schedule 14D-9, and acting to put their personal interests ahead of the interests of stockholders of P.F. Chang’s.”

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” by inserting the following text at the end of the third paragraph:

“On May 24, 2012, P.F. Chang’s filed a Motion to Proceed in One Jurisdiction, Dismiss or Stay Litigation in Other Jurisdiction, and Organize Counsel for the Putative Class (the “Single Jurisdiction Motion”). In response to the Single Jurisdiction Motion, on June 4, 2012, plaintiff’s counsel submitted a letter to the court explaining that plaintiff reached an agreement with the plaintiffs’ counsel in the above referenced actions pending in the Superior Court of the State of Arizona, County of Maricopa (the “Arizona Actions”) to litigate alongside the plaintiffs in the Arizona Actions and requesting dismissal of the Coyne action. On June 6, 2012, the Court of Chancery in the State of Delaware entered an order dismissing the Coyne action without prejudice.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

Exhibit	Exhibit Name

(a)(5)(N)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 22, 2012.

(a)(5)(O)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 22, 2012.

(d)(8)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 22, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WOK ACQUISITION CORP.
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK PARENT LLC
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK HOLDINGS INC.
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

CENTERBRIDGE CAPITAL PARTNERS II, L.P.
By:	Centerbridge Associates II, L.P.,
its general partner
By:	Centerbridge GP Investors II, LLC
its general partner
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized
Signatory

CENTERBRIDGE ASSOCIATES II, L.P.
By:	Centerbridge GP Investors II, LLC
its general partner
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized
Signatory

Date: June 22, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 15, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.*

(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.*

(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.*

(a)(5)(G)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 21, 2012.*

(a)(5)(H)	Amended Class Action Complaint, dated as of May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(I)	Class Action Complaint, dated as of May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(J)	Amended Class Action Complaint, dated as of May 21, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(K)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 1, 2012.*

(a)(5)(L)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 8, 2012.*

(a)(5)(M)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 20, 2012.*

(a)(5)(N)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 22, 2012.**

(a)(5)(O)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 22, 2012.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.*

(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.*

(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.*

(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.*

(d)(7)	Second Amendment to Nondisclosure and Standstill Agreement, dated as of June 1, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(8)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 22, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.**

Exhibit	Exhibit Name

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.